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Exhibit 1

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	March 31 2009	December 31 2008

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$47,485	$43,068
Concentrate awaiting settlement – Note 3	20,083	43,051
Taxes recoverable	385	638
Inventories – Note 4	19,089	16,590
Other assets – Note 5	2,666	3,193

	89,708	106,540
Debentures receivable – Note 6	7,500	–
Mining interests	31,462	31,640
Mine restoration deposit	8,728	8,724

	$137,398	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$5,824	$13,996
Current portion of obligations under capital leases	1,772	1,992
Senior credit facilities – Note 7	2,751	4,430

	10,347	20,418
Mine restoration obligation	8,549	8,455
Obligations under capital leases	831	1,130

	19,727	30,003
Shareholders' Equity
Common share capital and purchase warrants – Note 8	485,597	485,386
Stock options	2,517	2,305
Contributed surplus	12,336	12,336
Deficit	(382,779)	(383,126)

Total shareholders' equity	117,671	116,901

	$137,398	$146,904

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations,
Comprehensive Income and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

Three months ended March 31	2009	2008

Revenue – before pricing adjustments	$–	$51,052
Pricing adjustments:
Commodities	4,018	15,178
Foreign exchange	1,012	4,558

Revenue – after pricing adjustments – Note 9	5,030	70,788

Operating expenses
Care and maintenance costs	3,216	–
Production costs	–	30,600
Inventory pricing adjustment – Note 4	(2,688)	(144)
Smelter treatment, refining and freight costs	66	5,410
Amortization	50	9,162
Loss on disposal of equipment	–	695
Asset retirement costs	94	151

Total operating expenses	738	45,874

Income from mining operations	4,292	24,914

Other expenses
General and administration	2,047	357
Exploration	2,408	7,054
Interest and other financing costs (income) – Note 10	(140)	1,629
Foreign exchange loss (gain)	(370)	914

Total other expenses	3,945	9,954

Income before taxes	347	14,960
Income and mining tax expense	–	2,365

Net income and comprehensive income for the period	347	12,595
Deficit, beginning of period	(383,126)	(222,447)

Deficit, end of period	$(382,779)	$(209,852)

Net income per share
Basic	$0.00	$0.16

Diluted	$0.00	$0.15

Weighted average number of shares outstanding
Basic	86,750,500	79,755,805

Weighted average number of shares outstanding
Diluted	86,750,500	82,161,057

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

Three months ended March 31	2009	2008

Cash provided by (used in)
Operations
Net income for the period	$347	$12,595
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	1,831
Amortization	50	10,089
Amortization of deferred financing costs	9	104
Interest on convertible notes settled in shares	–	256
Accrued interest on mine restoration deposit	(4)	(73)
Unrealized foreign exchange gain	(1,146)	(3,180)
Unrealized commodity price adjustment	(6,059)	(16,933)
Asset retirement costs	94	151
Future income tax recovery	–	2,365
Stock based compensation and employee benefits	423	253
Loss on disposal of equipment	–	695

	(6,286)	8,153
Changes in non-cash working capital – Note 11	20,750	1,947

	14,464	10,100

Financing Activities
Issuance of common shares and warrants, net of issue costs	–	10,504
Repayment of senior credit facilities	(1,759)	(1,518)
Repayment of obligations under capital leases	(578)	(422)
Mine restoration deposit	–	(266)

	(2,337)	8,298

Investing Activities
Advances to Cadiscor Resources Inc. – Note 6	(7,500)	–
Additions to mining interests	(210)	(11,029)

	(7,710)	(11,029)

Increase in cash and cash equivalents	4,417	7,369
Cash and cash equivalents, beginning of period	43,068	74,606

Cash and cash equivalents, end of period	$47,485	$81,975

Cash and cash equivalents consisting of:
Cash	$6,653	$11,768
Short-term investments	40,832	70,207

	$47,485	$81,975

See accompanying notes to the consolidated financial statements

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Stock-based compensation expense	106,443	211	–	212	–	–	–	–	423
Net income and comprehensive income for the three months ended March 31, 2009	–	–	–	–	–	–	–	347	347

Balance, March 31, 2009	86,767,056	$471,505	$–	$2,517	$14,092	$–	$12,336	$(382,779)	$117,671

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,447)	$235,548
Common shares issued/issuable:
For principal repayments on convertible notes payable	6,111,869	28,270	2,062	–	–	(6,044)	6,044	–	30,332
For interest payments on convertible notes payable	165,185	714	18	–	–	–	–	–	732
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	311,251	1,313	–	632	–	–	–	–	1,945
Net loss and comprehensive loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(160,679)	(160,679)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
 for the three months ended March 31, 2009
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. The Company operates in one operating segment, mining. Its principal asset is the Lac des Iles mine, located in the Thunder Bay District in Ontario, which has been in continuous operations since 1993.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium and platinum) and by-product metals (gold, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control. On October 21, 2008, the Company announced that, due to declining metal prices, it was temporarily placing its Lac des Iles mine on a care and maintenance basis effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees.

The Lac des Iles mine consists of an open pit mine, an underground mine and two processing plants (one of which was decommissioned in June 2001). The primary deposits on the property are the Roby Zone and the Offset High Grade Zone ("Offset Zone"). The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, an underground mine went into commercial production to access a higher grade portion of the Roby Zone.

The Offset Zone located on the Lac des Iles property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. An updated mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") in January 2009. The report showed that the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone at similar grades, and remains open along strike to the north, south and at depth. The Company is currently conducting a prefeasibility study, including additional drilling, with the objectives of converting indicated resources to probable reserves, and assessing the optimal mining and milling configuration and economics of developing the upper portion of the Offset Zone. The report is expected to be completed by the end of the third quarter of 2009.

In addition to mining, development and exploration activities around the Lac des Iles property, the Company has historically conducted grassroots exploration activities within the Province of Ontario and elsewhere as opportunities are identified.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2008, except for those included in the adoption of new accounting standards section. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2008.

Adoption of New Accounting Standards

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Other Intangible Assets", and Handbook Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008.

At March 31, 2009, the Company has no goodwill or intangible assets which would be accounted for under this standard. Accordingly, there is no impact on the consolidated financial statements as a result of the adoption of this standard.

Future Accounting Standards

The Accounting Standards Board (AcSB) announced in April 2008 that Canada will adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of IFRS will be first reflected in the Company's financial statements for the quarter ending March 31, 2011.

The transition to IFRS could have a material impact on the Company's financial position and reported results. The Company is currently assessing the impact of these standards on the financial statements.

3.  CONCENTRATE AWAITING SETTLEMENT

The gross value of concentrate awaiting settlement represents the value of all PGMs and byproduct metals from production shipped to and received by the third-party smelters between August 2008 and October 2008, including 27,755 ounces of palladium which were provisionally valued at the March 31, 2009 London Metal Exchange ("LME") afternoon price fix of US$215 per ounce (December 31, 2008 – including 115,786 ounces of palladium valued at US$183 per ounce), and 17,391 ounces of palladium that were valued at a contract value of US$200 per ounce (December 31, 2008 – including 9,961 ounces of palladium valued at the realized price of US$206 per ounce). The LME afternoon price fix as at May 6, 2009 was US$226.

All of the concentrate awaiting settlement is due from one domestic customer at March 31, 2009 (2008 – two domestic customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

4.  INVENTORIES

Inventories consist of the following:

	March 31 2009	December 31 2008

Supplies	$12,174	$12,363
Crushed and broken ore stockpiles	6,915	4,227

	$19,089	$16,590

For the three months ended March 31, 2009, supplies inventory of $756 (2008 – $9,523) were expensed.

For the three months ended March 31, 2009, the Company recognized write-downs of obsolete supplies inventories of $nil (2008 – $80).

For the three months ended March 31, 2009, the Company recognized write-ups of concentrate inventory of $nil (2008 – $144) due to increasing commodity prices.

For the three months ended March 31, 2009, the Company recognized write-ups of crushed and broken ore stockpiles of $2,688 (2008 – $nil) due to increasing commodity prices and weakening of the Canadian dollar.

5.  OTHER ASSETS

Other assets consist of the following:

	March 31 2009	December 31 2008

Investments	$1,116	$850
Prepaids	723	839
GST recoverable	827	1,475
Other	–	29

	$2,666	$3,193

For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the company has elected to classify the instruments as held-for-trading for accounting purposes. Such investments are stated at fair value based on the closing market price of the companies' common stock on the last trading day on or before the Company's reporting date. Any gain or loss in the value of the investments is recognized in the income statement at each reporting date.

Investments in derivative instruments, consisting of warrants and options, are adjusted to fair value at each reporting date using the Black-Scholes option pricing model. Any resultant gain or loss is recognized in the income statement at each reporting date. For each of the various instruments, the inputs to the Black-Scholes models include the closing price of the issuers' common stock on the last trading day in the Company's reporting period, the exercise price of the instrument, the historical volatility for the issuers' common stock, and the expected life of the derivative instrument.

6.  DEBENTURES RECEIVABLE

Debentures receivable consist of the following:

	March 31 2009	December 31 2008

Debenture, non-convertible	$2,100	$–
Debenture, convertible	3,488	–
Conversion option	1,912	–

	$7,500	$–

On March 31, 2009, the Company entered into a definitive agreement, pursuant to which the Company will acquire by way of a plan of arrangement all of the outstanding common shares of Cadiscor Resources Inc. ("Cadiscor") exchange for shares of the Company, whereby Cadiscor shareholders will receive 0.33 common shares of the Company for each Cadiscor share. The purchase price, based on management's preliminary estimate and the five day weighted average of the Company's share price on the date of announcement, is $34,528.

Coincident with the signing of the definitive agreement, the Company has advanced to Cadiscor a total of $7.5 million consisting of two separate debenture instruments, each with a term of 18 months, secured by a first charge on Cadiscor's assets. Interest accrues at 12% per annum and is payable semi-annually to the Company. Each of the debentures are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method.

The convertible debenture is convertible into Cadiscor common shares at $0.50 per share, which, on full conversion, would constitute a 19.9% shareholding in Cadiscor. For reporting purposes, the $5.4 million issued relating to the convertible debenture has been allocated on a pro-rata basis between the debenture receivable and the related conversion option derivative based on the fair value of the instruments at March 31, 2009.

The initial fair value of the conversion option was determined using the Black-Scholes option pricing model based on the closing price of Cadiscor's common stock on March 31, 2009, the exercise price of the instrument, the historical volatility for Cadiscor's common stock, and the expected life of the derivative instrument. The carrying value of the derivative is adjusted to fair value at each reporting date using the Black-Scholes option pricing model and any gain or loss is recognized in the income statement at that time.

7.  SENIOR CREDIT FACILITIES

The Company's senior credit facilities are comprised of a US dollar loan facility and a Canadian dollar loan facility with an equipment finance company in the amounts of US$1,000 and $1,500, respectively. The interest rate under the US dollar loan facility is US LIBOR plus 2.50%, or 3.00% at March 31, 2009 (2.94% – December 31, 2008). The interest rate under the Canadian dollar loan facility is Canadian LIBOR plus 2.50%, or 3.23% at March 31, 2009 (4.55% – December 31, 2008). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the facility, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

8.  SHAREHOLDERS' EQUITY

(a)
Authorized Capital Stock

  The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants:

  The changes in issued common share purchase warrants for the quarter-end are summarized below:

	March 31 2009		December 31 2008
	Shares	Amount	Shares	Amount

Balance beginning of period	13,489,898	$14,092	12,089,998	$13,193
Issued pursuant to unit offering, net of issue costs	–	–	1,400,000	899
Warrants exercised	–	–	(100)	–

Balance, end of period	13,489,898	$14,092	13,489,898	$14,092

  In connection with the issue of the convertible notes in 2006, warrants to purchase 2,756,665 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,805,016	US$10.73	March 29, 2010
951,649	US$7.85	June 23, 2010

  On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total net proceeds of approximately US$68,719 (issue costs US$5,919).

  On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of US$4.00 per unit ($4.04), for total net proceeds of US$10,391 (issue costs US$725).

  Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

  In connection with the issue of the unit offering, warrants to purchase 10,733,233 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

10,733,233	US$5.05	December 13, 2009

(c)
Corporate Stock Option Plan

  The following summary sets out the activity in outstanding common share purchase options:

	March 31 2009
	Shares	Weighted-Average Exercise Price

Outstanding, beginning of period	1,461,100	$5.10
Cancelled	(30,600)	7.88

Outstanding, end of period	1,430,500	$5.04

Options exercisable at end of period	259,000	$10.19

(d)
Other Stock-Based Compensation – Restricted Share Unit Plan

  The Company has an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award. The RSU plan is administered by the Board of Directors, which will determine after considering recommendations made by the compensation committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The compensation expense and liability are adjusted to reflect the changes in market value of the equivalent number of common shares during the vesting period.

  As at March 31, 2009, 380,088 (December 31, 2008 – 5,002) restricted share units have been granted and are outstanding at an aggregate value of $256 (December 31, 2008 – $9).

9.  REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2009
Three months ended March 31
Revenue – before pricing adjustments	$–	$–	$–	$–	$–	$–	$–
Pricing adjustments:
Commodities	4,018	2,626	1,112	229	(58)	132	(23)
Foreign exchange	1,012	525	189	193	63	29	13

Revenue – after pricing adjustments	5,030	3,151	1,301	422	5	161	(10)

2008
Three months ended March 31
Revenue – before pricing adjustments	$51,052	$24,980	$8,565	$3,550	$9,002	$4,025	$930
Pricing adjustments:
Commodities	15,178	8,088	4,235	700	985	796	374
Foreign exchange	4,558	2,723	792	351	456	191	45

Revenue – after pricing adjustments	$70,788	$35,791	$13,592	$4,601	$10,443	$5,012	$1,349

10.  INTEREST AND OTHER FINANCING COSTS (INCOME)

	Three months ended March 31
	2009	2008

Interest on convertible notes payable	$–	$352
Accretion expense relating to convertible notes payable	–	1,831
Interest on senior credit facilities	37	168
Interest on capital leases	25	56
Other interest and financing costs	114	55
Deferred financing costs	9	104

	185	2,566
Interest income	(325)	(937)

	$(140)	$1,629

11.  STATEMENT OF CASH FLOWS

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended March 31
	2009	2008

Cash provided by (used in):
Concentrate awaiting settlement	$27,512	$3,018
Inventories and stockpiles	189	(622)
Other assets	630	68
Accounts payable and accrued liabilities	(7,834)	824
Taxes recoverable	253	(1,341)

	$20,750	$1,947

12.  COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2009.

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  Exhibit 1